STOCK PURCHASE AGREEMENT

                                  by and among

                         FADAL ENGINEERING COMPANY INC.,

               DAVID E. DE CAUSSIN AND MYRTLE ROSALIE DE CAUSSIN,
                                 TRUSTEES OF THE
                DAVID AND MYRTLE DE CAUSSIN FAMILY TRUST - 1988,

               LARRY F. DE CAUSSIN AND ELSIE MARGARET DE CAUSSIN,
                                 TRUSTEES OF THE
                 LARRY AND ELSIE DE CAUSSIN FAMILY TRUST - 1988,

                             GIDDINGS & LEWIS, INC.

                                       and

                                   BIKE CORP.


                           __________________________

                           dated as of April 24, 1995
                           __________________________

                                TABLE OF CONTENTS
                                                                         Page

   SECTION 1.     SALE AND PURCHASE OF COMMON SHARES . . . . . . . . . .    1

                  1.1  Sale and Purchase of Common Shares  . . . . . . .    1
                  1.2  Unadjusted Purchase Price . . . . . . . . . . . .    1
                  1.3  Adjustments to Purchase Price . . . . . . . . . .    2

   SECTION 2.     CLOSING AND DELIVERIES . . . . . . . . . . . . . . . .    5

                  2.1  Closing . . . . . . . . . . . . . . . . . . . . .    5
                  2.2  Deliveries by Shareholders  . . . . . . . . . . .    5
                  2.3  Deliveries by Purchaser . . . . . . . . . . . . .    6

   SECTION 3.     REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS AND
                  COMPANY  . . . . . . . . . . . . . . . . . . . . . . .    7

                  3.1  Organization, Power and Authority . . . . . . . .    7
                  3.2  Validity of Agreement . . . . . . . . . . . . . .    7
                  3.3  No Breach . . . . . . . . . . . . . . . . . . . .    7
                  3.4  Capitalization  . . . . . . . . . . . . . . . . .    8
                  3.5  Options or Other Rights . . . . . . . . . . . . .    8
                  3.6  Subsidiaries and Investments  . . . . . . . . . .    8
                  3.7  Consents  . . . . . . . . . . . . . . . . . . . .    8
                  3.8  Financial Statements  . . . . . . . . . . . . . .    9
                  3.9  No Material Adverse Changes . . . . . . . . . . .    9
                  3.10 Agreements, Etc.  . . . . . . . . . . . . . . . .   10
                  3.11 Identification of Depositories and
                       Authority . . . . . . . . . . . . . . . . . . . .   11
                  3.12 Labor Matters . . . . . . . . . . . . . . . . . .   11
                  3.13 Licenses and Permits  . . . . . . . . . . . . . .   11
                  3.14 Intellectual Property . . . . . . . . . . . . . .   12
                  3.15 Litigation and Orders . . . . . . . . . . . . . .   12
                  3.16 Tax Matters . . . . . . . . . . . . . . . . . . .   12
                  3.17 Environmental . . . . . . . . . . . . . . . . . .   15
                  3.18 Insurance . . . . . . . . . . . . . . . . . . . .   16
                  3.19 Accounts Receivable . . . . . . . . . . . . . . .   17
                  3.20 Real Property and Leases; Equipment . . . . . . .   17
                  3.21 Inventories . . . . . . . . . . . . . . . . . . .   18
                  3.22 Undisclosed Liabilities . . . . . . . . . . . . .   18
                  3.23 Customers and Suppliers . . . . . . . . . . . . .   18
                  3.24 Compliance With Laws  . . . . . . . . . . . . . .   18
                  3.25 No Brokers', Finders' or Insider Fees . . . . . .   19
                  3.26 Interests in Clients, Customers, Etc. . . . . . .   19
                  3.27 Product Warranty and Product Liability  . . . . .   19
                  3.28 Employee Benefit Plans; ERISA . . . . . . . . . .   19
                  3.29 Disclosure  . . . . . . . . . . . . . . . . . . .   23

   SECTION 4.     REPRESENTATIONS AND WARRANTIES OF PARENT AND
                  PURCHASER  . . . . . . . . . . . . . . . . . . . . . .   24

                  4.1  Investment Intent . . . . . . . . . . . . . . . .   24
                  4.2  Validity of Agreement.  . . . . . . . . . . . . .   24
                  4.3  No Breach . . . . . . . . . . . . . . . . . . . .   24
                  4.4  Financing . . . . . . . . . . . . . . . . . . . .   24
                  4.5  Subsidiary Status . . . . . . . . . . . . . . . .   24
                  4.6  Parent Status . . . . . . . . . . . . . . . . . .   24
                  4.7  No Brokers', Finders', or Insider Fees  . . . . .   24
                  4.8  Consents  . . . . . . . . . . . . . . . . . . . .   25

                  4.9  Disclosure  . . . . . . . . . . . . . . . . . . .   25

   SECTION 5.     CERTAIN COVENANTS  . . . . . . . . . . . . . . . . . .   25

                  5.1  Special Pre-Closing Transactions  . . . . . . . .   25
                  5.2  Closing Date Publicity  . . . . . . . . . . . . .   25
                  5.3  Satisfaction of Non-Operating Liabilities . . . .   25

   SECTION 6.     POST-CLOSING COVENANTS . . . . . . . . . . . . . . . .   25

                  6.1  General . . . . . . . . . . . . . . . . . . . . .   25
                  6.2  Litigation Support  . . . . . . . . . . . . . . .   26
                  6.3  Transition  . . . . . . . . . . . . . . . . . . .   26
                  6.4  Tax Matters . . . . . . . . . . . . . . . . . . .   26

   SECTION 7.     [INTENTIONALLY OMITTED]  . . . . . . . . . . . . . . .   29

   SECTION 8.     [INTENTIONALLY OMITTED]  . . . . . . . . . . . . . . .   29

   SECTION 9.     INDEMNIFICATION AND SURVIVAL . . . . . . . . . . . . .   29

                  9.1  General Indemnity . . . . . . . . . . . . . . . .   29
                  9.2  Indemnification Procedure . . . . . . . . . . . .   29
                  9.3  Limitations on Indemnification
                       Obligations . . . . . . . . . . . . . . . . . . .   30
                  9.4  Survival of Representations and
                       Warranties  . . . . . . . . . . . . . . . . . . .   31

   SECTION 10.    REMEDIES . . . . . . . . . . . . . . . . . . . . . . .   31

                  10.1 Exclusive Remedies  . . . . . . . . . . . . . . .   31

   SECTION 11.    MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . .   31

                  11.1 Waivers and Amendments  . . . . . . . . . . . . .   31
                  11.2 Notices . . . . . . . . . . . . . . . . . . . . .   31
                  11.3 Fees and Expenses . . . . . . . . . . . . . . . .   32
                  11.4 Successors and Assigns  . . . . . . . . . . . . .   32
                  11.5 Choice of Law . . . . . . . . . . . . . . . . . .   33
                  11.6 Severability  . . . . . . . . . . . . . . . . . .   33
                  11.7 Entire Agreement  . . . . . . . . . . . . . . . .   33
                  11.8 Construction  . . . . . . . . . . . . . . . . . .   33
                  11.9 Incorporation of Exhibits and
                       Schedules . . . . . . . . . . . . . . . . . . . .   33
                  11.10     Headings and Recitals  . . . . . . . . . . .   33

                  11.11     Counterparts . . . . . . . . . . . . . . . .   33
                  11.12     Forum Selection and Consent to
                             Jurisdiction  . . . . . . . . . . . . . . .   33
                  11.13     Certain Definitions  . . . . . . . . . . . .   34

                                    EXHIBITS

   Exhibit A        Form of Employment Agreement
   Exhibit B-1      Form of Non-Competition Agreement
   Exhibit B-2      Form of Non-Competition Agreement
   Exhibit C-1      Form of Legal Opinion of Counsel to Company and
                    Shareholders
   Exhibit C-2      Form of Legal Opinion of Counsel to Company and
                    Shareholders
   Exhibit D        Form of Agreement of Purchase and Sale
   Exhibit E-1      Form of Legal Opinion of Counsel to Parent and Purchaser
                    (California)
   Exhibit E-2      Form of Legal Opinion of Counsel to Parent and Purchaser
                    (Wisconsin)
   Exhibit F        Form of Confidential Information Agreement

                                    SCHEDULES

   Schedule 1.2     Allocation of Purchase Price
   Schedule 2.2     Directors and Officers to Resign Prior to Closing
   Schedule 3.1     Foreign Qualification
   Schedule 3.3     Conflicts:  Shareholders and Company
   Schedule 3.4     Share Ownership
   Schedule 3.7     Consents and Approvals
   Schedule 3.8     Financial Statements
   Schedule 3.9     No Material Adverse Changes; Permitted Liens
   Schedule 3.10    Agreements, Etc.
   Schedule 3.11    Depositories
   Schedule 3.12    Labor
   Schedule 3.13    Licenses and Permits
   Schedule 3.14    Intellectual Property
   Schedule 3.15    Litigation and Orders
   Schedule 3.16    Tax Matters
   Schedule 3.17    Environmental Matters
   Schedule 3.18    Insurance
   Schedule 3.20    Real Property, Leases and Equipment
   Schedule 3.21    Useable and Saleable Inventories
   Schedule 3.22    Undisclosed Liabilities
   Schedule 3.23    Customers and Suppliers
   Schedule 3.24    Compliance with Laws
   Schedule 3.25    Broker's Fees
   Schedule 3.26    Interests in Clients, Customers, Etc.
   Schedule 3.27    Product Warranty and Liability Claims
   Schedule 3.28    Employee Benefit Plans
   Schedule 5.1     Special Pre-Closing Transactions
   Schedule 6.4     338 Election
   Schedule 9.4     Survival Periods
   Schedule 11.13   Knowledge Persons

                            STOCK PURCHASE AGREEMENT


          THIS STOCK PURCHASE AGREEMENT, dated as of April 24, 1995 ("Agreement"), is made by and among Giddings, & Lewis, Inc., a Wisconsin corporation ("Parent"), Bike Corp., a Wisconsin corporation ("Purchaser"), Fadal Engineering Company Inc., a California corporation ("Company"), David E. de Caussin and Myrtle Rosalie de Caussin, trustees, of the David and Myrtle de Caussin Family Trust - 1988 ("DM Trust"), and Larry F. de Caussin and Elsie Margaret de Caussin, trustees, of the Larry and Elsie de Caussin Family Trust - 1988 ("LE Trust," and collectively with the
   DM Trust, "Shareholders").


                                R E C I T A L S:

          A. Shareholders are the beneficial and record owners of all the issued and outstanding shares of common stock, no par value ("Common Shares"), of the Company, which constitute the entire equity interest of the Company.

          B. Shareholders desire to sell to Purchaser, and Purchaser desires to purchase from Shareholders, all of the Common Shares upon the terms and subject to the conditions set forth in this Agreement.

          C. Purchaser is a wholly owned subsidiary of Parent and Parent is making certain representations, warranties and covenants in this Agreement as a material inducement to the Company and Shareholders to enter into this Agreement.

          NOW, THEREFORE, in consideration of the mutual promises and subject to the terms and conditions herein set forth, the parties hereto hereby agree as follows:

   SECTION 1.  SALE AND PURCHASE OF COMMON SHARES.

               1.1 Sale and Purchase of Common Shares. At the Closing (as hereinafter defined) (a) Shareholders shall sell, assign, transfer and convey all of the Common Shares to Purchaser, (b) each of the Shareholders shall deliver to Purchaser one or more stock certificates representing the Common Shares owned by that Shareholder, with duly executed stock powers attached in proper form for transfer, (c) Purchaser shall purchase all of the Common Shares and (d) Parent shall cause Purchaser to pay and deliver to Shareholders the Purchase Price (as hereinafter defined) pursuant to a pay proceeds letter ("Pay Proceeds Letter"), which shall be executed by Shareholders and delivered to Purchaser not later than one business day prior to the Closing Date.

               1.2 Unadjusted Purchase Price. In full consideration for the Common Shares, at the Closing Parent shall cause Purchaser to pay to Shareholders an aggregate amount in cash equal to One Hundred and Fifty Million Dollars ($150,000,000) ("Unadjusted Purchase Price"), subject to adjustment as provided in Section 1.3 ("Purchase Price"), by wire transfer of immediately available funds to the accounts designated in the Pay Proceeds Letter and which shall be allocated as set forth on Schedule 1.2.

               1.3  Adjustments to Purchase Price.

                    (a) Not later than one business day prior to the Closing Date (as hereinafter defined), the Company will deliver or cause the Company's designated representative to deliver to Purchaser the Company's estimate of its Total Stockholders' Equity (as hereinafter defined) as of the Closing Date ("Estimated Total Stockholders' Equity Amount"), certified by the Company's Chief Financial Officer. If the amount that results from subtracting $48,575,000 ("Interim Total Stockholders' Equity Amount") from the Estimated Total Stockholders' Equity Amount is a negative amount, the Unadjusted Purchase Amount payable by Purchaser pursuant to Section 1.2 will be reduced by the absolute value of such negative amount. If the amount that results from subtracting the Interim Total Stockholders' Equity Amount from the Estimated Total Stockholders' Equity Amount is a positive amount, the Unadjusted Purchase Amount payable by Purchaser pursuant to Section 1.2 will be increased by one-half of the amount of such difference.

                    (b) As soon as practicable, and in no event more than 60 calendar days after the Closing Date, Shareholders will deliver or cause Shareholders' designated representative to deliver to Purchaser a reviewed Balance Sheet of the Company as of the Closing Date ("Closing Date Balance Sheet") accompanied by a final computation of the Total Stockholders' Equity as of the Closing Date ("Final Total Stockholders' Equity Amount"). The Closing Date Balance Sheet will be prepared using the same accounting principles, policies and practices used in preparing the Balance Sheet (as hereinafter defined). Subject to Section 1.3(c), if the Final Total Stockholders' Equity Amount is greater than the Estimated Total Stockholders' Equity Amount, Parent and Purchaser will pay immediately to Shareholders one-half the amount by which the Final Total Stockholders' Equity Amount exceeds the Estimated Total Stockholders' Equity Amount; if the Final Total Stockholders' Equity Amount is less than the Estimated Total Stockholders' Equity Amount, Shareholders will pay immediately to Purchaser one-half the amount by which the Final Total Stockholders' Equity Amount is less than the Estimated Total Stockholders' Equity Amount up to the Interim Total Stockholders' Equity Amount, and to the extent the Final Total Stockholders' Equity Amount is less than the Interim Total Stockholders' Equity Amount, the Shareholders will also pay immediately to Purchaser the full amount by which the Final Total Stockholders' Equity Amount is less than the Interim Total Stockholders' Equity Amount. Any payment required to be made under this Section 1.3(b) will bear interest, compounded every 30 days, at the Market Interest Rate (as hereinafter defined) from the Closing Date to the date of payment. Without limiting the generality or effect of any other provision hereof, the Company and Purchaser will, and Purchaser will cause the Company to,
   (A) provide Shareholders and their representatives access during normal business hours to the facilities, personnel and accounting and other records of the Company to the extent reasonably necessary to permit Shareholders to prepare the Closing Date Balance Sheet as herein provided and (B) take such actions as may be reasonably requested by Shareholders to close, or to assist Shareholders in closing, as of the Closing Date, the books and accounting records relating to the Company and otherwise reasonably cooperate with Shareholders and its representatives in the preparation of the Closing Date Balance Sheet.

                    (c) If, within 45 calendar days after the date of Shareholders' delivery of their computation of the Final Total Stockholders' Equity Amount, Purchaser determines in good faith that the Final Total Stockholders' Equity Amount is inaccurate, Purchaser will give notice to Shareholders, within such 45 calendar day period, (i) setting forth Purchaser's determination of the correct Final Total Stockholders' Equity Amount and (ii) specifying in reasonable detail Purchaser's basis for its disagreement with Shareholders' computation. If Purchaser and Shareholders are unable to resolve any disagreement between them within 10 calendar days after the giving of notice of such disagreement, the items in dispute will be referred for determination to the Los Angeles office of Coopers & Lybrand LLP ("Accountants") as promptly as practicable (which firm of accountants has not provided services to Parent, Purchaser or their Affiliates in the past 5 years and will not provide services at anytime prior to completion of their services pursuant to this Section 1.3). The Accountants will make a determination as to each of the items in dispute, which determination will be (A) in writing, (B) furnished to the parties hereto as promptly as practicable after the items in dispute have been referred to the Accountants, (C) made in accordance with this Agreement, including without limitation the second sentence of
   Section 1.3(b), and (D) conclusive and binding upon each of the parties hereto. In connection with their determination of the disputed items, the Accountants will be granted reasonable access to the books and records of the parties hereto and each of the parties will cooperate in good faith with the Accountants. The fees and expenses of the Accountants will be borne equally by Shareholders and Purchaser. Within three business days after the date on which the Accountants furnish to the parties hereto such firm's written determination of the items in dispute, the appropriate party will make payment to the other in accordance with this Section 1.3. Notwithstanding the procedures contemplated by this Section 1.3(c), undisputed amounts will be promptly paid to the appropriate party.

                    (d) For purposes of this Agreement, (i) "Total Stockholders' Equity" means (A) the line item amount shown on the Closing Date Balance Sheet for "Total Stockholders' Equity," determined in accordance with the second sentence of Section 1.3(b) (1) without regards to the Section 338(h)(10) Election (as hereinafter defined) and
   (2) eliminating amounts properly classified as (q) "Cash," (r) "Interest Receivable," (s) "Note Receivable - Officer/Shareholder - Current Portion," (t) "Cash Surrender Value - Officers' Life Insurance," (u) "Note Receivable - Officer/Shareholder - Long Term," (v) "Other Receivables" to the extent of $15,000, and (w) all liabilities that would be properly reflected on the Closing Date Balance Sheet other than "Accounts Payable," "Accrued Expenses," "Customer Deposits," "Contracts Payable" and "Taxes Other Than Income Tax" (collectively, the items in quotation marks in this clause (w) constitute "Normal Operating Liabilities") and (ii) "Market Interest Rate" means a rate of interest per annum equal to the lower of
   (A) 2.0% over the interest rate publicly announced by Citibank, N.A. as its "reference" or "base" rate of interest as in effect on the Closing Date or, if higher, the last business day immediately preceding the payment date and (B) the maximum rate of interest allowable under the Laws (as hereinafter defined) of the State of California.

                    (e) In addition to all other payments that Shareholders are entitled to receive under this Agreement, Shareholders shall be paid an additional amount equal to the incremental tax liability ("Incremental Tax") to the Shareholders and the Company resulting from the Section 338(h)(10) election made pursuant to Section 6.4(a) hereof and as such term is defined in Section 11.13 hereof. Purchaser shall pay to Shareholders at Closing, as part of the Purchase Price, $2,000,000, which is an estimate of the Incremental Tax (the "Estimate"). Such Estimate shall be credited towards Purchaser's payment of the Incremental Tax or if upon calculation of the Incremental Tax it is determined that the Incremental Tax is less than the amount of the Estimate, then the Shareholders shall immediately pay any such excess to the Purchaser by means of wire transfer of immediately available funds to a bank account to be designated in writing by Purchaser. The Incremental Tax shall initially be calculated by Shareholders. Such calculation and sufficient supporting information to permit Purchaser to verify the calculation of the Incremental Tax shall be provided to Purchaser no later than June 15, 1996 (the "Incremental Tax Notice"). Purchaser shall notify Shareholders of any disagreement with respect to the calculation of the Incremental Tax within thirty (30) days of receipt of the Incremental Tax Notice; in the event Purchaser shall not notify Shareholders of any disagreement within said thirty (30) day period, Purchaser shall be deemed to have agreed to Shareholders' computation of the Incremental Tax and shall immediately pay to Shareholders the Incremental Tax so determined, less the Estimate previously paid, within five (5) days of such determination, but in no case sooner than March 15, 1996. If Purchaser and Shareholders are unable to resolve any disagreement within ten (10) days of Purchaser notifying Shareholders of the disagreement, the Incremental Tax shall be calculated by the Accountants taking into account comments of each of Purchaser and Shareholders. The final determination of the Incremental Tax as resolved by the Accountants shall occur no later than sixty (60) days after the date of the Incremental Tax Notice, and Purchaser shall pay to Shareholders the Incremental Tax, less the Estimate previously paid, no later than five (5) days after such final determination, but in no case sooner than March 15, 1996. The payment of the Incremental Tax, less the Estimate previously paid, shall be made by means of a wire transfer of immediately available funds to a bank account to be designated in writing by Shareholders.

          The intent of Purchaser and Shareholders with respect to this
   Section 1.3(e) is that the proceeds resulting to Shareholders from the receipt of the Purchase Price net of all federal and California income taxes applicable thereto equal the proceeds which would have resulted to Shareholders from the receipt of the Purchase Price net of all federal and California income taxes applicable thereto had no Section 338(h)(10) election been made. The provisions of this Section 1.3(e) and the definition of the term "Incremental Tax" as set forth in Section 11.13 have been prepared based upon the aforesaid stated intent of Purchaser and Shareholders and this stated intent shall in all events control the calculation of the Incremental Tax.

   SECTION 2.  CLOSING AND DELIVERIES.

               2.1 Closing. The closing of the transactions contemplated hereby ("Closing") shall take place at the offices of Jones, Day, Reavis & Pogue, 555 West Fifth Street, Suite 4600, Los Angeles, California 90013 at 9:00 a.m., Los Angeles time, on April 24, 1995 ("Closing Date").

               2.2 Deliveries by Shareholders. At the Closing, Shareholders shall deliver or cause to be delivered to Purchaser the following items:

                    (a) one or more certificates representing the Common Shares, all duly endorsed by Shareholders or accompanied by duly executed stock powers in proper form for transfer, in either case with signatures guaranteed in a manner reasonably satisfactory to Purchaser, representing all of the then outstanding shares of capital stock of the Company and with all requisite documentary and transfer taxes paid;

                    (b) the stock books, stock ledgers, minute books and corporate seals of the Company and all other business books and business records relating to the business or operation of the Company which are not maintained at the Company;

                    (c) the Articles of Incorporation of the Company ("Articles of Incorporation"), certified by the Secretary of State of the State of California;

                    (d) a certificate of the Secretary of State of the State of California as to the good standing of the Company in California;

                    (e) a franchise tax certificate showing that the Company has paid its franchise taxes in the State of California;

                    (f) a certificate of the Secretary of the Company certifying as to the resolutions authorizing this Agreement, the transactions contemplated hereby and the Bylaws of the Company ("Bylaws");

                    (g)  the statement contemplated by Section 3.16(i);

                    (h) the Employment Agreements, in the form attached as Exhibit A, executed by the persons identified in Exhibit A;

                    (i) the Non-Competition Agreement ("Non-Competition Agreement"), in the form attached as Exhibit B-1 and B-2, executed by each of David de Caussin and Larry de Caussin;

                    (j) the resignation of each director and officer of the Company designated on Schedule 2.2, effective as of the Closing;

                    (k) the legal opinions of counsel to the Company and counsel to Shareholders, in the form attached as Exhibit C-1 and Exhibit C-2;

                    (l) an incumbency certificate for each officer of the Company executing any documents delivered in connection with the transactions contemplated hereby;

                    (m) evidence reasonably satisfactory to Purchaser of satisfaction in full of the liabilities contemplated to be satisfied under
   Section 5.3;

                    (n) the Agreement of Purchase and Sale ("Property Agreement"), in the form attached as Exhibit D, executed by Plummer Street, Ltd., a California limited partnership; and

                    (o) such other certificates, opinions, documents or instruments as may reasonably be requested by Purchaser, consistent with the terms of and transactions contemplated by this Agreement.

               2.3 Deliveries by Purchaser. At the Closing, Parent shall cause Purchaser to and Purchaser shall deliver or cause to be delivered the following items:

                    (a) an amount, in cash, equal to the Purchase Price in the manner provided in Section 1.2;

                    (b) a certificate of the Secretary of Parent and Purchaser certifying as to the resolutions authorizing this Agreement and the transactions contemplated hereby;

                    (c) the legal opinions of counsel to Parent and Purchaser, in the form attached as Exhibit E-1 and Exhibit E-2;

                    (d) a confidential information agreement ("Confidential Information Agreement") in the form of Exhibit F with respect to each of the individuals identified on Exhibit F, executed by Purchaser;

                    (e)  the Property Agreement;

                    (f)  the Employment Agreements;

                    (g)  the Non-Competition Agreements; and

                    (h) such other certificates, opinions, documents or instruments as may reasonably be requested by Shareholders, consistent with the terms of and the transactions contemplated by this Agreement.


   SECTION 3.  REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS AND COMPANY.

               Each of the Shareholders and the Company jointly and severally hereby represent and warrant to Purchaser that:

               3.1 Organization, Power and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has the corporate power and authority to own, operate and lease its properties and to carry on its business as presently being conducted. Given the nature of the Company's business and location of its properties, the Company is not, and is not required to be, qualified to do business in any other state, other than California, except as set forth on Schedule 3.1.

               3.2 Validity of Agreement. This Agreement constitutes the legal, valid and binding obligations of the Company and Shareholders, enforceable against the Company and Shareholders in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or principles governing the availability of equitable remedies. The Company has the corporate power and authority to enter into this Agreement and to undertake and perform fully the transactions contemplated hereby. All necessary action has been taken by and on behalf of the Company with respect to the authorization, execution, delivery and performance of this Agreement. Each of the Shareholders has full capacity, authority and right to execute and deliver this Agreement and to transfer and deliver to Purchaser the Common Shares owned by such Shareholder, free and clear of any mortgage, lien, pledge, encumbrance, security interest, claim, charge, defect in title or other restriction (other than those arising solely by virtue of the failure to register or qualify under applicable state and federal securities laws and regulations) of any nature whatsoever, ("Lien") or option, warrant, call, convertible or exchangeable security, right of conversion or exchange, subscription, unsatisfied preemptive right, other agreement or right of similar nature, whether oral or written ("Option").

               3.3 No Breach. Except as set forth on Schedule 3.3, neither the execution and delivery of this Agreement by Shareholders and the Company nor the performance of their obligations hereunder will (a) violate, conflict with or result in a breach of any law, statute, code, ordinance, regulation or other requirement ("Law") of any government or political subdivision, whether federal, state or local, or court or arbitrator ("Governmental Authority") or order, judgment, injunction, award, decree, ruling, charge or writ of any Governmental Authority ("Order") or the Articles of Incorporation or Bylaws of the Company,
   (b) except for any of the following that would not have a material adverse effect on the business, financial condition, assets, liabilities, results of operation or prospects of the Company or the transactions contemplated hereby (a "Material Adverse Effect"), violate, conflict with or result in a breach or termination of, or otherwise give any contracting party additional rights or compensation under, or the right to terminate or accelerate, or constitute (with notice or lapse of time, or both) a default under the terms of, any note, deed, lease, instrument, security agreement, mortgage, commitment, contract, agreement, license or other instrument or oral understanding to which the Company or any Shareholder is a party or by which any of the assets or properties of the Company or any Shareholder are bound, or (c) result in the creation or imposition of any Lien with respect to, or otherwise have an adverse effect upon, the Shares or any of the properties or assets of the Company or any Shareholder.

               3.4 Capitalization. The authorized capital stock of the Company consists of 135,000 Common Shares, of which only 18,480 Common Shares are issued and outstanding, all of which were duly issued and are fully paid and nonassessable. The Common Shares are the only authorized class of capital stock of the Company. Each of the Shareholders (a) is the record and beneficial owner of all of the Common Shares set forth opposite such Shareholder's name on Schedule 3.4, (b) has full power, right and authority, and any approval required by Law (other than under the HSR Act), to make and enter into this Agreement to which such Shareholder is a party and to sell, assign, transfer and deliver the Common Shares to Purchaser, and (c) other than restrictions existing on the date hereof which arise under the Amended and Restated Shareholders Agreement identified on Schedule 3.3 ("Shareholders Agreement"), which restrictions shall not exist on the Closing Date, has good and marketable title to the Common Shares set forth opposite such Shareholder's name on
   Schedule 3.4 free and clear of any Lien or Option. Upon the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof, Purchaser shall acquire good and marketable title to the Common Shares, free and clear of any Lien or Option.

               3.5 Options or Other Rights. Other than Options existing on the date hereof which arise under the Shareholders Agreement, which Options shall not exist on the Closing Date, there are no authorized or outstanding Options providing for or relating to the issuance, transfer or voting of any Common Shares or any unissued securities of the Company.

               3.6 Subsidiaries and Investments. The Company has no Subsidiaries (as hereinafter defined) and has no equity interest, directly or indirectly, in any Person in excess of 5% of the total equity ownership of such Person ("Investments").

               3.7 Consents. On or prior to the Closing, the Company shall have received all approvals (as set forth on Schedule 3.7) from all Governmental Authorities, except for those which if not obtained would not have a Material Adverse Effect, including compliance with the filing requirements of and waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder ("HSR Act"), and all consents and approvals of third parties as may be required in connection with the execution, delivery and performance by the Company or Shareholders of this Agreement or the consummation of the transactions contemplated thereby or hereby, except for those which if not obtained would not have a Material Adverse Effect. Except as set forth on Schedule 3.7, and except for such of the following which if not obtained would not have a Material Adverse Effect, no consent, approval or authorization of any individual, sole proprietorship, partnership, corporation, unincorporated society or association, trust or other entity or Governmental Authority ("Person") is required in connection with the execution, delivery and performance by the Company or Shareholders of this Agreement or the consummation of the transactions contemplated hereby.

               3.8  Financial Statements.

                    (a) The Company has delivered to Purchaser correct and complete copies of (i) the audited balance sheets of the Company as of December 31, 1994, 1993 and 1992 (the 1994 audited balance sheet is referred to herein as the "Balance Sheet"), and the related audited statements of operations and cash flows for the years then ended, together with the notes thereto and the reports thereon of the Company's independent auditors, and the other financial information included therewith (collectively, "Audited Financial Statements"), and (ii) the reviewed balance sheet of the Company as of January 31, 1995 and the related reviewed statements of operations and cash flows for the one-month period then ended ("Interim Financial Statements," and collectively with the Audited Financial Statements, "Financial Statements"), which are attached as Schedule 3.8.

                    (b) Except as set forth on Schedule 3.8, the Financial Statements (i) are accurate and complete in all material respects and are consistent with the books and records of the Company (which are accurate and complete in all material respects), (ii) have been prepared in accordance with generally accepted accounting principles, consistently applied throughout the periods indicated (except as otherwise stated therein) and (iii) fairly present the financial position, results of operations and cash flows of the Company at the respective dates thereof and for the periods therein indicated, in each case in accordance with generally accepted accounting principals consistently applied during the periods involved (except as otherwise stated therein).

               3.9  No Material Adverse Changes.  Except as set forth on
   Schedule 3.9 or Schedule 5.1, since December 31, 1994 there has not been with respect to the Company any (a) material adverse change in the assets, liabilities, business, operations, condition (financial or otherwise) or prospects of the Company; (b) transaction except in the ordinary course of business consistent with past custom and practice, including with respect to quantity and frequency ("Ordinary Course of Business"); (c) capital expenditures or commitments for capital expenditures exceeding $1,000,000 in addition to those set forth on Schedules 3.9 and 3.10) in the aggregate; (d) unfulfilled commitment as of the date of this Agreement requiring expenditures by the Company exceeding $100,000 (excluding commitments expressly described elsewhere in this Agreement, the Schedules or the Exhibits hereto, payroll or other compensation payments and fringe benefits, related Taxes and Tax obligations and commitments incurred in the Ordinary Course of Business); (e) termination or amendment of, or a failure in any material respect to perform obligations or the occurrence of any default under, any material contract, lease, agreement or license;
   (f) failure to maintain in full force and effect substantially the same level and types of insurance coverage as in effect on December 31, 1994, or destruction, damage to, or loss of any asset of the Company (whether or not covered by insurance) that materially and adversely affects the assets, liabilities, business, operations, condition (financial or otherwise) or prospects of the Company; (g) material change in accounting principles, methods or practices, investment practices, claims, payment and processing practices or policies other than in connection with the AS400 conversion; (h) declaration, setting aside, or payment of a dividend or other distribution in respect of its capital stock, or any direct or indirect redemption, purchase or other acquisition of any shares of its capital stock; (i) material revaluation of any assets or material write down of the value of any inventory; (j) sale, assignment, disposition, transfer or lapse of any material tangible or intangible asset, including any rights to any Intellectual Property (as hereinafter defined), except in the Ordinary Course of Business; (k) Lien placed or incurred with respect to any tangible or intangible asset, other than liens identified on Schedule 3.9 or liens identified in the Financial Statements ("Permitted Liens"); (l) increase or commitment to the increase of the salary or other compensation payable or to become payable to any of its officers, directors or employees, except in the Ordinary Course of Business and applicable policies and procedures of the Company; (m) cancellation of any debt or waiver or release of any material right or claim, except for cancellations, waivers and releases in the Ordinary Course of Business (i) which do not exceed $100,000 in the aggregate, or
   (ii) with respect to machinery, equipment and inventory in the Ordinary Course of Business; (n) issuance or sale of any equity security or of any security convertible into or exchangeable for equity securities; (o) amendment to its Articles of Incorporation or Bylaws; or (p) agreement or understanding to take any of the actions described in this Section 3.9.

               3.10 Agreements, Etc. Except as set forth on Schedule 3.10 or as identified in another Schedule to this Agreement, the Company is not a party to or bound by (a) any agreement, contract or commitment, whether written or oral, relating to the employment of any Person, or any bonus, deferred compensation, pension, profit sharing, stock option, employee stock purchase, retirement insurance, health, welfare or other employee benefit plan, (b) any loan or advance to, or Investment in, any other Person or any agreement, contract or commitment, whether written or oral, relating to the making of any such loan, advance or Investment, (c) any indemnity, or any guarantee or other contingent liability, whether written or oral, in respect of any indebtedness or obligation of any other Person (other than the endorsement of negotiable instruments for collection in the Ordinary Course of Business), (d) any agreement, contract or commitment, whether written or oral, limiting the freedom of the Company to engage in any line of business or to compete with any other Person,
   (e) agreements, contracts or commitments, pursuant to which the obligation of any party thereto is in excess of $100,000 except for sales of inventory or purchases of raw material or outside services in the Ordinary Course of Business or (f) to the best knowledge of the Company, any other material agreement, contract, lease, arrangement, commitment, warranty or instrument, whether written or oral, express or implied. All of such agreements, arrangements, commitments, contracts and instruments set forth on Schedule 3.10 and marked with a double asterisk (**) are in full force and effect and enforceable in accordance with its terms, there exists no material default or breach thereunder or event or circumstance which would constitute (with notice or lapse of time or both) a material default or breach by any party thereto, and the Company has not received any notice claiming that the Company has committed any such default or breach or indicating the desire or intention of any party thereto to amend, modify, rescind or terminate the same. To the best knowledge of the Company, all of such agreements, arrangements, commitments, contracts and instruments set forth on Schedule 3.10 (or required to be set forth on Schedule 3.10) other than those marked with a double asterisk are in full force and effect and enforceable in accordance with its terms, there exists no material default or breach thereunder or event or circumstance which would constitute (with notice or lapse of time or both) a material default or breach by any party thereto, and the Company has not received any notice claiming that the Company has committed any such default or breach or indicating the desire or intention of any party thereto to amend, modify, rescind or terminate the same.

               3.11 Identification of Depositories and Authority.  Schedule
   3.11 lists the names and addresses of all banks, trust companies, savings and loan associations and other financial institutions in which the Company has accounts, deposits or safe deposit boxes and the signatories thereunder.

               3.12 Labor Matters.  Except as set forth on Schedule 3.12:
   (a) the Company has paid in full to, or accrued on behalf of, all employees of the Company all wages, salaries, commissions, bonuses and other direct compensation for all services performed by them and all amounts required to be reimbursed to such employees; (b) to the best knowledge of the Company, the Company is in material compliance with all federal, state, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours; (c) there is no unfair labor practice complaint against the Company pending of which the Company has received notice before the National Labor Relations Board or any comparable state, local or foreign agency; (d) there is no labor strike, dispute, slowdown or stoppage actually pending of which the Company has received notice or, to the best knowledge of the Company, threatened against or involving the Company; (e) to the best knowledge of the Company, there are no efforts being made on the part of any labor union or other labor organization or employee bargaining group with respect to representation or organization of the Company's employees; and (f) to the best knowledge of the Company, no grievance which would have a Material Adverse Effect nor any arbitration proceeding arising out of or under collective bargaining agreements is pending and no claim therefor has been asserted. There are no collective bargaining agreements or other employee representation agreements which exist or are currently being negotiated by the Company.

               3.13 Licenses and Permits. Schedule 3.13 sets forth a complete and accurate list and description of all material licenses, permits (other than building permits) and other authorizations of any Governmental Authority held by the Company ("Governmental Permits") and used by it in the conduct of its business. Complete and correct copies of all such Governmental Permits as currently in effect have been, or at least twenty (20) days prior to the Closing will be, made available to Purchaser. To the best knowledge of the Company, all such Governmental Permits are currently in full force and effect. The Company is in material compliance with the terms of such licenses, permits and authorizations and there is no pending or, to the best knowledge of the Company, threatened termination, expiration or revocation thereof. Except for the licenses, permits, and authorizations set forth and described on
   Schedule 3.13, to the best knowledge of the Company, neither the Company's conduct of its business nor its ownership or use of any of its properties or assets is dependent on any license, permit or other authorization, whether written or oral.

               3.14 Intellectual Property. Schedule 3.14 sets forth an accurate and complete list of all letters patents, patents, patent applications, patent licenses, material software licenses, material know-how licenses, material trade names, material brand names, material trademarks, material copyrights, material service marks, trademark registrations and applications, service mark registrations and applications and copyright registrations and applications and all other material intangible property rights owned or used by the Company in the operation of its business (collectively, "Intellectual Property"). Except as set forth on Schedule 3.14 to the best knowledge of the Company, the Company, without payment of any license fee, royalty or similar charge, owns the entire right, title and interest in and to the Intellectual Property and the trade secrets, know-how and technology used in the operation of its business, and the Company has the exclusive right to use and license the same without infringement or violation of the rights of others. To the best knowledge of the Company, there are no pending or threatened proceedings or litigation or other adverse claims (or basis therefor) affecting or challenging the Intellectual Property or the trade secrets, know-how or technology used in the operation of the Company's business. To the best knowledge of the Company, no Person is infringing the Intellectual Property or the trade secrets, know-how or technology used in the operation of the Company's business.

               3.15 Litigation and Orders.  Except as set forth on
   Schedule 3.15 or any other Schedule to this Agreement, there is no, nor has there been in the last five years, any material claim, litigation, action, suit, proceeding, investigation or inquiry, administrative or judicial, at law or in equity, before or by any Governmental Authority pending of which the Company has been notified or, to the best knowledge of the Company, threatened against or affecting the Company or any of its properties or assets, including, without limitation, any seeking to enjoin or prevent the consummation of the transactions contemplated hereby, or otherwise claiming this Agreement or the transactions contemplated hereby or the consummation thereof are improper. To the best knowledge of the Company, there is no basis upon which any such material claim, litigation, action, suit, proceeding, investigation or inquiry could reasonably be brought or initiated. Except as set forth on Schedule 3.15, the Company and its properties and assets are not subject to any Order.

               3.16 Tax Matters.

                    (a) Except as set forth on Schedule 3.16, the Company has timely filed all Tax Returns (as hereinafter defined) required to be filed by it, to the best knowledge of the Company, each such Tax Return has been prepared in material compliance with all applicable laws and regulations, and all such Tax Returns are true and accurate in all material aspects. All Taxes (as hereinafter defined) due and payable by the Company have been paid. The Company has delivered to Purchaser complete copies of all federal income tax Returns, filed with respect to the Company for taxable periods ended on or after December 31, 1989, and all examination reports and statements of deficiencies assessed against or agreed to by the Company with respect to such taxable periods.

                    (b)  Except as set forth on Schedule 3.16:

                              (i)  with respect to each taxable period of the
   Company, either such taxable period has been audited by the relevant taxing authority or the time for assessing or collecting income Tax with respect to each such taxable period has closed and such taxable period is not subject to review by any relevant taxing authority;

                              (ii) no deficiency or proposed adjustment which
   has not been settled or otherwise resolved for any amount of Tax has been proposed, asserted or assessed by any taxing authority against the Company;

                              (iii)     the Company has not consented to
   extend the time in which any Tax may be assessed or collected by any taxing authority with respect to any taxable period for which the statute of limitations is open;

                              (iv) the Company has not requested or been
   granted an extension of the time for filing any Tax Return to a date later than the Closing Date;

                              (v)  there is no action, suit, taxing authority
   proceeding or audit now in progress or pending with respect to which the Company has been notified or, to the best knowledge of the Company, threatened against or with respect to the Company with respect to any Tax;

                              (vi) since 1986, the Company has not been a
   member of an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which the Company is or has been a member ("Affiliated Group") or filed or been included in a combined, consolidated or unitary income Tax Return;

                              (vii)     the Company is not a party to or
   bound by any Tax allocation or Tax sharing agreement and has no current or potential contractual obligation to indemnify any other Person with respect to Taxes;

                              (viii)    the Company does not reasonably
   expect any taxing authority to claim or assess any additional Taxes for any period ending on or prior to the Closing Date and is not aware of any facts which would constitute grounds for the assessment of any Taxes for any period prior to the Closing Date;

                              (ix) the Company does not own any interest in
   real property in any jurisdiction in which a Tax (other than a net income or franchise tax) will be imposed on a transfer of any interest in real property as a result of the transactions contemplated by this Agreement;

                              (x)  no claim has ever been made by a taxing
   authority in a jurisdiction where the Company does not pay Tax or file Tax Returns that the Company is or may be subject to Taxes assessed by such jurisdiction;

                              (xi) the Company has withheld and paid, or in
   the case of Taxes not currently due has made provisions to pay, all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party;

                              (xii)     the Company has no permanent
   establishment in any foreign country, as defined in the relevant tax treaty between the United States of America and such foreign country; and

                              (xiii)    to the best knowledge of the Company,
   the Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662 for Tax Returns due after December 31, 1989 and within the meaning of Code Section 6661 for Tax Returns due before January 1, 1990.

                    (c) To the best knowledge of the Company, Schedule 3.16 contains a list of states, territories and jurisdictions (whether foreign or domestic) in which the Company is required to file Tax Returns relating to the operations of the Company.

                    (d) Since January 1, 1987, the Company has had in effect a valid election under Section 1362 of the Code and any corresponding state tax provision to be an S corporation and no such election has been terminated.

                    (e) Except as set forth on Schedule 3.16, the Company is not a party to any "safe harbor lease" within the meaning of
   Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982, nor has the Company entered into any compensatory agreements with respect to the performance of services for which payment thereunder would result in a nondeductible expense to the Company pursuant to Section 280G of the Code.

                    (f) The Company has not agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

                    (g) The Company has not participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

                    (h) Except as set forth on Schedule 3.16, the Company has not entered into a transaction which is being accounted for as an installment obligation under Section 453 of the Code, nor has the Company entered into an interest rate swap, currency swap or other similar transaction.

                    (i) The Common Shares of the Company do not constitute "United States real property interests" within the meaning of section 987(c) of the Code. At the Closing, the Company will provide Purchaser with a statement to that effect meeting the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897.2(h).

               3.17 Environmental.

                    (a) Except as set forth on Schedule 3.17, to the best knowledge of the Company, the Company's current and former operations, properties and assets (i) are and have been in compliance in all material respects with all Environmental Laws (as hereinafter defined), and (ii) are not the subject of any federal, state, local or foreign investigation evaluating whether any remedial or other response action is needed to respond to a release or threatened release of any Hazardous Substance (as hereinafter defined). For purposes of this Agreement, (i) "Environmental Law(s)" shall mean any statute, ordinance, code, law, rule, regulation, order, or other requirement, standard or procedure enacted, adopted, or applied by any Governmental Authority, relating to pollution, protection of worker health and safety or protection of public health, safety or welfare or the environment, including, without limit, those relating to emissions, discharges, releases or threatened releases of Hazardous Substances (as hereafter defined) into the environment, or otherwise relating to the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, and (ii) "Hazardous Substance" shall mean any pollutant, contaminant, industrial, toxic, hazardous or noxious substance or waste which is regulated by any Governmental Authority, including, without limit, any petroleum or petroleum compounds (refined or crude), flammable substances, explosives, radioactive materials, asbestos or asbestos-containing materials, polychlorinated biphenyls ("PCBs"), or any other materials or pollutants which pose a hazard or potential hazard to the Property or to persons in or about the Property, or cause the Property to be in violation of any Environmental Law, whether existing as of the date hereof, previously enforced, or subsequently enacted.

                    (b)  Except as set forth on Schedule 3.17:

                              (i)  To the best knowledge of the Company, the
   Company has not generated, stored, transported, recycled, treated, disposed of or otherwise handled any Hazardous Substances for itself or for any other Person in violation of Environmental Law, nor, to the best knowledge of the Company, has any other Person at any time stored, transported, recycled, treated, disposed of or otherwise handled any Hazardous Substances on any property owned or leased by the Company at any time in violation of Environmental Law;

                              (ii) to the best knowledge of the Company,
   there are no former or current locations where any Hazardous Substances from the operation of the business have been stored, treated, recycled or disposed of in violation of Environmental Law;

                              (iii)     to the best knowledge of the Company,
   there are no Hazardous Substances located on, within or under any land, buildings or other improvements owned or leased by the Company at any time in violation of Environmental Law including, without limitation, any surface and subsurface waters on or under any real property owned or leased by the Company at any time;

                              (iv) to the best knowledge of the Company,
   there has not been and there is no ongoing or threatened release, and there has been no past release, of Hazardous Substances into the environment from the operation of the Company in violation of Environmental Law or from any facility in violation of Environmental Law at which any Hazardous Substances generated by the Company have been stored, treated, recycled or disposed of;

                              (v)  to the best knowledge of the Company,
   there are no PCBs nor any asbestos or asbestos-containing material located on or within any land, building or other improvement owned or leased by the Company;

                              (vi) to the best knowledge of the Company, the
   Company is not under any current obligation imposed by any Governmental Authority to make any expenditure to achieve or maintain compliance with any Environmental Law other than under Environmental Laws applicable generally to persons engaged in businesses similar to the Company's business;

                              (vii)     the Company has no knowledge of any
   information indicating that any Person, including any employee, may have impaired health, or that the environment may have been damaged, as the result of the operation of the business or the release or threat of release of Hazardous Substances from or on any land, building or other improvement owned or leased by the Company;

                              (viii)    the Company has not received notice
   of any claim or investigation based on Environmental Law, including but not limited to CERCLA;

                              (ix) to the best knowledge of the Company, no
   underground storage tanks are or have ever been located on any properties owned or leased by the Company; and

                              (x)  the Company has not received notice under
   the citizen suit provision of any Environmental Law in connection with any properties owned or operated by the Company, or their activities thereon.

               3.18 Insurance. Schedule 3.18 sets forth a true and complete list and brief description (including applicable premiums and deductibles) of all policies of, and binders evidencing, life, fire, workmen's compensation, product liability, general liability and other forms of insurance, including title insurance, owned or maintained by the Company (other than key man insurance). To the best knowledge of the Company, such policies (which are, to the best knowledge of the Company, sufficient for compliance with law and contractual obligations) are in full force and effect, are not maintained by Affiliates of the Company other than the 20701 Plummer Street L.P. and, to the best knowledge of the Company, the Company is not in default under any of them and has not received a notice of cancellation with respect to any insurance policies.

               3.19 Accounts Receivable. All trade and other accounts receivable of the Company are valid and bona fide obligations due to the Company and are, to the best knowledge of the Company, collectible in the Ordinary Course of Business, net of any allowance for doubtful accounts reflected on the Company's Financial Statements.

               3.20 Real Property and Leases; Equipment.

                    (a) The Company owns no real property. Schedule 3.20 constitutes a complete and correct list of all real properties leased or subleased by the Company. The Company has delivered or caused to be delivered true, complete and correct copies of all documents evidencing the lease or sublease of the leased properties reflected on Schedule 3.20. Each such lease and sublease is valid and in full force and effect and enforceable in accordance with its terms and has not been further supplemented, amended or modified. Except as set forth on Schedule 3.20, there exists no material event of default, or event, occurrence, condition or act, which constitutes or would constitute (with notice or lapse of time or both) a material default in any respect under any such leases or subleases. The Company has not received any notice of any event of default or any event, occurrence, condition or act which constitutes or would constitute (with notice or lapse of time or both) a default in any respect under any lease or subleases. Except as set forth on Schedule 3.20, to the best knowledge of the Company, the building fixtures and improvements thereon, and the present use thereof, comply, in all material respects with all restrictive covenants, deeds and other restrictions and all zoning laws, ordinances and regulations of Governmental Authorities having jurisdiction thereof, including provisions relating to permissible nonconforming uses, if any, and such premises are not presently affected, nor to the best knowledge of the Company threatened, by any condemnation or eminent domain proceeding nor do they constitute a nuisance to or interfere with the rights of any Person.

                    (b) Except as set forth on Schedule 3.20, all equipment and tangible personal property used by the Company are either owned, free and clear of all Liens other than Permitted Liens, or are (i) used under capital leases reflected on the Financial Statements or (ii) used under operating leases. Such Liens, individually and in the aggregate, are not substantial in amount, do no detract from the value of, or impair the use of, in the businesses of the Company, the properties subject thereto, and have arisen only in the Ordinary Course of Business and consistent with past practice. Schedule 3.20 sets forth a complete and accurate description of all capital leases and operating leases pursuant to which the Company leases property. All such leases are valid and in full force and effect and enforceable in accordance with their terms and have not been further supplemented, amended or modified. The Company has not received any notice of, and there exists no event of material default, or event, occurrence, condition or act, which constitutes or would constitute (with notice or lapse of time or both) a material default in any respect under any such lease. All of the equipment and tangible personal property owned or leased by the Company is in good operating condition (other than equipment which is in the process of construction) and repair, subject to normal wear and tear, and to the best knowledge of the Company, none of such assets are in need of maintenance or repairs except for ordinary, routine maintenance. The real property and assets owned or leased by the Company on the date hereof include all properties and assets necessary to permit the Company to conduct its respective business and operations in all material respects in the manner in which it has been conducted since December 31, 1994.

               3.21 Inventories. Except as set forth on Schedule 3.21, to the best knowledge of the Company, the inventories of the Company are of a quality and quantity useable and saleable in the Ordinary Course of Business, subject to appropriate and adequate allowances reflected in the Financial Statements for obsolete, excess, slow-moving and other irregular items.

               3.22 Undisclosed Liabilities.  Except (a) as set forth on
   Schedule 3.22 or any other Schedule to this Agreement, (b) as set forth in the Financial Statements, (c) such of the following as do not exceed $250,000 individually or $1,000,000 in the aggregate or (d) such as may have arisen in the Ordinary Course of Business after December 31, 1994 (which are not otherwise prohibited by, in violation of or which will result in a breach of the representations, warranties and covenants of the Company and Shareholders contained in this Agreement), there are no debts, liabilities or obligations, including, to the best knowledge of the Company, contingent or otherwise, of the Company.

               3.23 Customers and Suppliers. Schedule 3.23 sets forth (i) the Company's 20 largest (in terms of revenue) customers (including distributors) for the years ended December 31, 1992, 1993 and 1994, and
   (ii) the Company's 12 largest suppliers for the fiscal year ended December 31, 1994 and, with respect to such suppliers, amounts paid to such suppliers by the Company for the fiscal years ended December 31, 1992, 1993 and 1994 ("Material Customers and Suppliers"). Except as set forth on Schedule 3.23, (a) all Material Customers and Suppliers continue to be customers or licensees or suppliers or licensors of the Company and none of such Material Customers and Suppliers has reduced materially its business with the Company from the levels achieved during the year ended December 31, 1994, and the Company has no reason to believe that any such reduction will occur; (b) the Company is not involved in any claim, dispute or controversy with any of its Material Customers and Suppliers other than claims, disputes or controversies arising in the Ordinary Course of Business which are not material in amount; and (c) the Company is not involved in any claim, dispute or controversy with any of its other customers or licensees or any of its suppliers or licensors which, individually or in the aggregate, could reasonably be anticipated to have a material adverse effect upon the Company's assets, liabilities, business, operations, condition (financial or otherwise) or prospects.

               3.24 Compliance With Laws.  Except as set forth on Schedule
   3.24 or any other Schedule to this Agreement, to the best knowledge of the Company, the Company has complied with, and is not in violation of or in default under, any Law or Order applicable to the Company or to any of its businesses, assets, properties or employees the violation of which could reasonably be expected to have a material adverse effect upon the Company's assets, liabilities, business, operations, condition (financial or otherwise) or prospects.

               3.25 No Brokers', Finders' or Insider Fees. Except as set forth on Schedule 3.25, no Person has, or immediately following the consummation of the transactions contemplated hereby will have, as a result of any act or omission of the Company or Shareholders, any right, interest, or valid claim against the Company or Purchaser for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement, nor are there any fees or any payments or promises of payment, however characterized, other than as contemplated by this Agreement, which have been paid or which are or may become payable in connection with the transactions contemplated hereby to the Company, Shareholders or any director, officer or employee of the Company, or any Affiliate of any of the foregoing which is not satisfied on or prior to Closing.

               3.26 Interests in Clients, Customers, Etc. Except as set forth on Schedule 3.26, none of the Shareholders have any direct or indirect contract, equity or similar interest (a) in, or is a director, officer or employee of, any Person which is a client, customer, supplier, lessor, lessee, debtor, creditor or competitor or potential competitor of the Company, (b) in any property, asset or right which is owned or used by the Company in the conduct of its respective business, or (c) in any contractual relationship with the Company other than the employment of Shareholders as employees of the Company or as provided in this Agreement.

               3.27 Product Warranty and Product Liability. Except as set forth on Schedule 3.27, there are (i) to the best knowledge of the Company, no product warranty claims (other than claims arising in the Ordinary Course of Business) pending of which the Company has received notice, or threatened against the Company, (ii) product liability claims pending of which the Company has received notice or, to the best knowledge of the Company, threatened against the Company and, (iii) to the best knowledge of the Company, no state of facts or the occurrence of any event forming the basis for any such product warranty, product liability or other tort claim. The Company has provided Purchaser with a complete and accurate list of all warranty information provided to its customers.
   Schedule 3.27 sets forth a complete and accurate summary of (i) material product warranty claims outside the Ordinary Course of Business and (ii) product liability claims made against the Company within the past five years.

               3.28 Employee Benefit Plans; ERISA.

                    (a) Identification of Plans/Definitions. Schedule 3.28 includes a complete listing or description of all "employee benefit plans," as defined in Section 3(3) of ERISA (as hereinafter defined), and all other deferred compensation, severance, bonus, incentive, stock option, salary continuation, excess benefit, employee insurance or similar compensation or welfare benefit plans, contracts, programs, funds, or arrangements of any kind (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) and any trust, escrow, or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers, shareholders, consultants, or independent contractors of the Company or any predecessor or a Controlled Group Member, or to which the Company or any predecessor or a Controlled Group Member has at any time during the past five years made or is required to make payments, transfers, or contributions (the above hereinafter individually or collectively referred to as "Employee Plan" or "Employee Plans", respectively). For purposes of Section 3.28: (i) "Controlled Group Member" means each trade or business (whether or not incorporated) which together with the Company would be treated as a "single employer" within the meaning of Code Section 414(b), (c), (m), or (o) or Section 4001 of ERISA, and includes all "leased employees" attributable to that single employer under Code Section 414(n) or (o), (ii) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and
   (iii) "WARN" means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101-2109 (1989).

                    (b) Delivery of Relevant Documents. Company has delivered or made available to Purchaser (i) all current and prior plan documents with amendments for each Employee Plan or, in the case of an unwritten Employee Plan, a written description thereof, (ii) all actions taken by the board of directors for the Company adopting the Employee Plans and any amendments thereto, (iii) all determination letters from the Internal Revenue Service ("IRS") with respect to any of the Employee Plans, (iv) all current and prior summary plan descriptions, description of material modifications, annual reports, and summary annual reports, (v) all current and prior trust agreements, insurance contracts, and other documents relating to the funding or payment of benefits under any Employee Plan, and (vi) any other documents, forms or other instruments relating to any Employee Plan reasonably requested in writing by Purchaser.

                    (c)  Operational Compliance.  Except as provided on
   Schedule 3.28, to the best knowledge of the Company, each Employee Plan has been maintained, operated, and administered in compliance with its terms and any related documents or agreements and in compliance with all Laws.

                    (d) Qualified for Tax-Exempt Status. To the best knowledge of the Company, each Employee Plan intended to qualify under Code Section 401(a) is so qualified (or in the case of the Company's 401(k) is in the process of being so qualified), and has heretofore been determined by the IRS to be so qualified (or in the case of the Company's 401(k) is in the process of being so qualified), and, to the best knowledge of the Company, each trust maintained in connection with each such plan is tax-exempt under Code Section 501(a), and has heretofore been determined by the IRS to be exempt (or in the case of the Company's 401(k) is in the process of being so determined), and nothing has occurred since the date of any such determination that could reasonably be expected to give the IRS grounds to revoke such determination.

                    (e) All Contributions Deductible. To the best knowledge of the Company, all contributions, transfers, and payments made by or on behalf of the Company in respect of any Employee Plan, other than transfers incident to an incentive stock option plan within the meaning of Code Section 422A, have been or are fully deductible under the Code.

                    (f)  [Omitted]

                    (g) No Risk of Assessments or Claims. Except as set forth on Schedule 3.28, to the best knowledge of the Company, there is no pending or threatened assessment, complaint, claim (other than a routine claim for benefits), proceeding, audit, or investigation of any kind in or before any Governmental Authority with respect to any Employee Plan, nor is there any basis for one.

                    (h) No Prohibited Transactions. No "prohibited transaction" within the meaning of ERISA Sections 406 or 407 or Code
   Section 4975 to which a statutory, class or individual exemption does not apply, nor any breach of a duty imposed by Title I of ERISA, has occurred with respect to any Employee Plan, nor is any request pending at, or contemplated to be filed with, the Department of Labor for an exemption from, or an advisory opinion with respect to, any such matter.

                    (i) Insurance Premiums Paid/Insurer Solvency. To the best knowledge of the Company, any insurance premium with respect to any Employee Plan and any premium imposed on the Company or Controlled Group Member under ERISA Section 4007 that is required or payable through the Closing Date will have been paid, accrued, and booked on or before the Closing Date, and, with respect to any insurance policy related to any Employee Plan, there is no currently determinable liability of the Company in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the Closing Date. To the best knowledge of the Company, no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the best knowledge of the Company, no such proceedings with respect to any insurer are imminent.

                    (j) No Payments Due. All benefits, expenses, and other amounts due and payable under any Employee Plan, and all contributions, transfers, or payments required to be made to any Employee Plan, have been timely paid or made, accrued, and booked.

                    (k) No Liability under Prior Plans or Foreign Plans. With respect to any "pension plans," within the meaning of Section 3(2) of ERISA, maintained or contributed to, currently or in the past, by the Company or any Controlled Group Member, or to which the Company or a Controlled Group Member has or has had an obligation to contribute, neither the Company nor Shareholders have any liability for or in connection with the funding, termination or reorganization of, or the withdrawal of the Company or a Controlled Group Member from, any such pension plan and no Employee Plan is established and maintained outside the United States.

                    (l) Compliance with COBRA. With respect to each group health plan that is benefiting any current or former employee of the Company or a Controlled Group member, the Company and each Controlled Group Member has complied with the continuation coverage requirements of Code Section 4980B and Part 6 of Title I of ERISA.

                    (m) No Retiree Liability. No Employee Plan provides benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by law, (ii) death or retirement benefits under any Employee Plan qualified under Code Section 401(a), or (iii) deferred compensation benefits to the extent reflected on the books of the Company.

                    (n) Bonding of Plan Officials. Each "fiduciary" and "plan official" as defined in ERISA Section 412 of each Employee Plan is bonded to the extent required by ERISA Section 412.

                    (o) No Leased Employees. There are no leased employees within the meaning of Code Section 414(n) or (o), or the regulations thereunder, who perform services for the Company or a Controlled Group Member.

                    (p) No Indemnification Agreements. Neither a Controlled Group Member, the Company, the Shareholder nor any Employee Plan has agreed to guarantee or indemnify the performance of any Person with respect to any Employee Plan.

                    (q) No Golden Parachutes. Any Employee Plan that provides for "parachute payments" within the meaning of Code Section 280G provides that "excess parachute payments" will not be paid thereunder.

                    (r) No Future Undisclosed Obligations. Shareholders and the Company have taken no action directly or indirectly to obligate the Company to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company other than the Employee Plans, nor have the Shareholders or the Company taken any action directly or indirectly to obligate the Company to amend any Employee Plan, other than amendments required by law or which are solely technical in nature.

                    (s)  No Severance Plan.  Except as set forth on
   Schedule 3.28, there is no Employee Plan under which any employee of the Company is entitled to claim or receive severance pay or benefits.

                    (t) Compliance with WARN. Within 90 calendar days prior to the date hereof, the Company has not had a layoff of any of its employees or taken any other action which constitutes a plant closing or mass layoff under WARN. The Company has complied in all respects with the applicable provisions of WARN.

                    (u)  No Termination of Overfunded Plan.  Since
   December 31, 1988, no Employee Plan has been terminated with assets in excess of the amount required in order to satisfy all liabilities to plan participants and beneficiaries.

                    (v) Medicare Secondary Payor Compliance. Each Employee Plan that is subject to Section 1862(b)(1) of the Social Security Act has been operated in compliance with the secondary payor requirements of
   Section 1862(b)(1) of such Act.

                    (w) No Welfare Plan Funding Vehicle. No Employee Plan is or at any time was funded through a "welfare benefit fund" as defined in Section 419(e) of the Code, and no benefits under any Employee Plan are or at any time have been provided through a voluntary employees' beneficiary association (within the meaning of Section 501(c)(9) of the Code or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

                    (x) No Payment or Obligation Triggered by Transaction. The execution and performance of this Agreement will not (i) constitute a stated triggering event under any Employee Plan that will result in any payment (whether of severance pay or otherwise) becoming due from Shareholders or Company to any officer, employee, or former employee (or dependents of such employee), or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any employee, officer or director of Company.

                    (y) No Defined Benefit/Title IV Liability. Neither the Company nor a Controlled Group Member has, or has had within the past six years, an obligation to contribute to a (i) "defined benefit plan" as defined in Section 3(35) of ERISA, (ii) a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code,
   (iii) a "multiemployer plan" as defined in Section 3(37) of ERISA or
   Section 414(f) of the Code, or a "multiple employer plan" within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

               3.29 Disclosure. To the best knowledge of the Company, neither the Company nor Shareholders have withheld from Purchaser any material facts relating to the assets, liabilities, business, operations, condition (financial or otherwise) or prospects of the Company that would be required to be disclosed as an exception to the representations and warranties set forth herein. To the best knowledge of the Company, no representation, warranty or statement made on behalf of the Company or Shareholders (i) in this Agreement, or (ii) in the Exhibits or Schedules hereto contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of circumstances in which they were or are made, not false or misleading.


   SECTION 4.  REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

               Each of Parent and Purchaser jointly and severally hereby represent and warrant to Shareholders and the Company that:

               4.1 Investment Intent. The Common Shares are being purchased for Purchaser's own account for investment and not with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act.

               4.2 Validity of Agreement. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms. Parent and Purchaser have the corporate power and authority to enter into this Agreement and to undertake and perform fully the transactions contemplated hereby. All necessary corporate action has been taken by and on behalf of Parent and Purchaser with respect to the authorization, execution, delivery and performance of this Agreement.

               4.3 No Breach. Neither the execution and delivery of this Agreement by Parent and Purchaser nor the performance of their obligations hereunder will (a) violate, conflict with or result in a breach of any Law of any Governmental Authority or Order or the Articles of Incorporation or Bylaws of Parent or Purchaser, (b) violate, conflict with or result in a breach or termination of, or otherwise give any contracting party additional rights or compensation under, or the right to terminate or accelerate, or constitute (with notice or lapse of time, or both) a default under the terms of, any note, deed, lease, instrument, security agreement, mortgage, commitment, contract, agreement, license or other instrument or oral understanding to which Parent or Purchaser is a party or by which any of the assets or properties of Parent or Purchaser are bound, or (c) result in the creation or imposition of any Lien with respect to, or otherwise have an adverse effect upon, any of the properties or assets of Parent or Purchaser.

               4.4 Financing. Purchaser has adequate financing in place to consummate the purchase of the Common Shares.

               4.5 Subsidiary Status. Purchaser is a wholly owned subsidiary of Parent.

               4.6 Parent Status. Parent has outstanding securities which are registered under Section 12 of the Securities Exchange Act of 1934.

               4.7 No Brokers', Finders', or Insider Fees. No Person has or, immediately following the consummation of the transactions contemplated hereby, will have, as a result of any act or omission of Purchaser, any right, interest or valid claim against the Company or Shareholders for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement.

               4.8 Consents. On or prior to the Closing, Parent and Purchaser shall have received all approvals from all Governmental Authorities, except for those which if not obtained would not have a Material Adverse Effect (as applicable to Parent and Purchaser), including compliance with the filing requirements of and waiting period under the HSR Act and all consents and approvals of third parties as may be required in connection with the execution, delivery and performance by Parent and Purchaser of this Agreement or the consummation of the transactions contemplated thereby or hereby, except for those which if not obtained would not have a Material Adverse Effect. Except for such of the following which if not obtained would not have a Material Adverse Effect, no consent, approval or authorization of any Person is required in connection with the execution, delivery and performance by Parent and Purchaser of this Agreement or the consummation of the transactions contemplated hereby.

               4.9  Disclosure.    To the best knowledge of Parent and
   Purchaser, neither Parent nor Purchaser have withheld from the Company or the Shareholders any material facts relating to the assets, liabilities, business, operations, condition (financial or otherwise) or prospects of Parent or Purchaser that would be required to be disclosed as an exception to the representations and warranties set forth herein. To the best knowledge of Parent and Purchaser, no representations, warranty or statement made on behalf of Parent or Purchaser (i) in this Agreement, or
   (ii) in the Exhibits or Schedules hereto contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of circumstances in which they were or are made, not false or misleading.

   SECTION 5.  CERTAIN COVENANTS.

               5.1 Special Pre-Closing Transactions. Effective immediately prior to Closing, the Company and the Shareholders shall have consummated the Special pre-Closing Transactions described in Schedule 5.1.

               5.2 Closing Date Publicity. Parent, Purchaser, the Company and Shareholders will cooperate with each other with respect to any Closing Date public disclosures and cooperate with respect to any Closing Date disclosures to the Company's distributors, suppliers and customers.

               5.3 Satisfaction of Non-Operating Liabilities. Shareholders at or prior to the Closing shall cause the Company to satisfy in full (such that the Company will have no liability) any liabilities that would be properly reflected on the Closing Date Balance Sheet other than the Normal Operating Liabilities.

   SECTION 6.  POST-CLOSING COVENANTS.

               6.1 General. If at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties shall take such further action (including the execution and delivery of such further instruments and documents) as any other party may reasonably request.

               6.2 Litigation Support. In the event and for so long as any party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand of third parties after the Closing in connection with (i) any transaction contemplated by this Agreement or (ii) any fact, situation, circumstances, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing involving the Company, each of the other parties shall cooperate in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the defense or contest, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Section 9).

               6.3 Transition. Shareholders shall not take any action that is designed or intended to have the effect of discouraging any actual or potential lessor, licensor, customer, supplier, or other business associate of the Company from maintaining the same business relationships with the Company after the Closing as it maintained with the Company prior to the Closing.

               6.4  Tax Matters.

                    (a)  Section 338(h)(10) Election.

                              (i)  Each Shareholder and Purchaser will make
   an election under Code Section 338(h)(10) (and any corresponding provisions of state, local, or foreign law) (collectively, a "Section 338(h)(10) Election") with respect to the purchase and sale of the Common Shares. Prior to Closing, Purchaser and Shareholders shall agree on the form and content (including all required Purchase Price allocations) of the Section 338(h)(10) Election, which shall be reflected on Schedule 6.4. Purchaser will be responsible for preparing and timely filing any forms used to make a Section 338(h)(10) Election with Shareholders having the right to review such forms and consent to the manner in which such forms are prepared, such consent not to be unreasonably withheld. Such forms shall be filed promptly following the final determination of the Purchase Price, assumed liabilities and other relevant items pursuant to Section 6.4(a)(iv) hereof. Each Shareholder shall sign promptly all federal and state forms used to make a Section 338(h)(10) Election requiring their signature, which forms shall be filed by Purchaser on behalf of each Shareholder as described in the preceding sentence.

                              (ii) Shareholders shall pay any federal, state,
   local or foreign income tax and franchise tax attributable to the making of a Section 338(h)(10) Election and shall, subject to the provisions of
   Section 1.3(e), indemnify Purchaser and the Company against any such federal, state, local or foreign income tax and franchise tax.

                              (iii)     Promptly after the Closing Date, each
   Shareholder shall provide to Purchaser any information (including Tax elections made by or on behalf of the Company) reasonably requested by Purchaser in connection with its filing of a Section 338(h)(10) Election.

                              (iv) The Purchase Price, assumed liabilities
   and other relevant items shall be allocated among the Company's assets as determined by Purchaser and the Company prior to Closing. Purchaser and Shareholders shall file any Tax Returns and any other governmental filings on a basis consistent with such allocation of fair market value.

                    (b) Tax Periods Ending on or Before the Closing Date. The Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all periods ending on or prior to the Closing Date or for which the date of measurement for such Tax occurs on or prior to the Closing Date which are filed after the Closing Date, except for the Company's income Tax Returns for such periods which Shareholders shall prepare and cause to be filed. The Purchaser shall permit Shareholders to review, comment on and approve (which approval shall not be unreasonably withheld) each such Tax Return described in the preceding sentence prior to filing. Shareholders shall reimburse Purchaser for income and franchise Taxes of the Company with respect to such periods within fifteen (15) days prior to any payment by Purchaser or the Company of such Taxes.

                    (c) Tax Periods Beginning Before and Ending After the Closing Date. Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for Tax periods which begin before the Closing Date and end after the Closing Date ("Straddle Tax Returns"). Purchaser shall permit Shareholders to review, comment on and approve (which such approval shall not be unreasonably withheld) each of the Straddle Tax Returns prior to filing.

                    (d)  Cooperation on Tax Matters.

                              (i)  Purchaser, the Company and Shareholders
   shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this
   Section 6.4 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include promptly providing the other party a copy of any correspondence or notice from any tax authority with respect to Taxes for which such other party may have an interest or responsibility, signing any Tax Return, amended Tax Returns, claims or other documents necessary to settle any Tax controversy or refund claim for any tax period ending on or prior to the Closing Date, the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such Tax Return preparation and filing, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and Shareholders agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Shareholders, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority; provided that for taxable periods which include any date in 1994 or 1995, Shareholders shall retain all Tax Returns and related work papers for at least ten years after the date such Tax Returns are filed.

                              (ii) Purchaser shall have the right to
   participate in any Tax proceeding related to a pre-Closing Tax year of the Company which may have the effect of increasing Purchaser's or the Company's Tax liability for any Tax period ending after the Closing, and Shareholders shall not settle or compromise any such proceeding without Purchaser's prior written consent; provided, however, Purchaser hereby agrees to consent if Shareholders fully indemnify Purchaser for any increase in Purchaser's or the Company's Tax. Purchaser shall promptly notify and furnish copies to Shareholders of any notice received after the Closing involving any Tax matter relating to any period prior to the Closing.

                              (iii)     Shareholders shall have the right to
   participate in any Tax proceeding related to a post-Closing Tax year of the Company which may have the effect of increasing Shareholders' Tax liability for any Tax period ending on or before the Closing, and Purchaser shall not settle or compromise any such proceeding without Shareholders' prior written consent; provided, however, Shareholders hereby agree to consent if Purchaser fully indemnifies Shareholders for any increase in Shareholders' Tax.

                              (iv) Purchaser and Shareholders further agree,
   upon request, to use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

                              (v)  Without the prior written consent (which
   shall not be unreasonably withheld) of Purchaser, neither Shareholders nor the Company shall make or change any election, change an annual accounting period, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, or take any other similar action, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax, if such action or omission for Tax periods ending on or prior to the Closing Date would have the effect of increasing the Tax liability or decreasing any Tax asset of the Company, Purchaser or any Affiliate of Purchaser, with respect to any Tax period beginning after the Closing Date. Shareholders shall notify Purchaser of any consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company within 15 days of making such consent or waiver.

                    (e) Tax Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby nor shall it have any liability thereunder.


   SECTION 7.  [INTENTIONALLY OMITTED]


   SECTION 8.  [INTENTIONALLY OMITTED]


   SECTION 9.  INDEMNIFICATION AND SURVIVAL.

               9.1  General Indemnity.

                    (a) Subject to the provisions of this Section 9, from and after the Closing, Shareholders jointly and severally hereby agree to indemnify and hold harmless Purchaser, Purchaser's Affiliates, the Company, and its and their officers, directors, employees, agents and representatives and the successors and assigns of each of them, from, against and in respect of any and all Losses (as hereinafter defined) resulting from, relating to or arising out of (i) any breach of any representation, warranty, covenant or agreement of Shareholders or the Company contained herein and (ii) any and all claims, penalties, or assessments that are asserted by (A) either the IRS or the Department of Labor with respect to the failure by the Company to timely file any annual returns required by the Code or ERISA with respect to periods required to be filed prior to Closing and (B) the FTB or IRS with respect to any Tax resulting from the disallowance of any deduction for compensation paid by the Company for periods up to and including the Closing Date.

                    (b) Subject to the provisions of this Section 9, from and after the Closing, Parent and Purchaser jointly and severally hereby agree to indemnify and hold harmless Shareholders, Shareholders' Affiliates (other than the Company or its Affiliates) and its and their officers, directors, employees, agents and representatives and the successors and assigns of each of them, from, against and in respect of any and all Losses resulting from, relating to or arising out of (i) any breach of any representation, warranty, covenant or agreement of Parent or Purchaser contained herein and (ii) other obligations, actions or omissions by Parent, Purchaser or their Affiliates (other than Losses with respect to which the Shareholders are required to indemnify an Indemnified Party pursuant to Section 9.1(a)).

                    (c) The party or parties being indemnified are referred to herein as the "Indemnified Party" and the indemnifying party is referred to herein as the "Indemnifying Party". "Loss" shall mean any and all liabilities, damages, deficiencies, costs, claims, judgments, amounts paid in settlement, interests, penalties, assessments, out-of-pocket expenses (including reasonable attorneys' and auditors' fees and disbursements).

               9.2  Indemnification Procedure.

                    (a) The Indemnified Party shall use commercially reasonable efforts to minimize any Losses in respect of which indemnity may be sought hereunder; provided, however, that this sentence shall not be construed to release the Indemnifying Party from liability for the breach of any representation, warranty, covenant or agreement contained in this Agreement or to waive the rights of an Indemnified Party to indemnification for the breach of any representation, warranty, covenant or agreement contained in this Agreement. The Indemnified Party shall give prompt written notice ("Indemnification Notice") to the Indemnifying Party after discovery by the Indemnified Party of any matters giving rise to a claim for indemnification or reimbursement under this Agreement; provided, however, that if no prejudice results from a failure to deliver prompt notice of a claim, no penalty shall be exacted therefor and the Indemnified Party shall continue to be entitled to indemnification.

                    (b) In the event that the Indemnifying Party advises the Indemnified Party that the Indemnifying Party will contest a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any Indemnification Notice to notify, in writing, the Indemnified Party of its election to defend, settle or compromise, at its sole cost and expense, any action or claim (or discontinues its defense at any time after it commences such defense), then the Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the Indemnifying Party elects in writing to assume and does so assume the defense of any such claim or action, the Indemnified Party's costs and expenses arising out of the defense, settlement or compromise of any such action or claim shall be Losses subject to indemnification hereunder.

                    (c) The Indemnified Party shall cooperate fully with the Indemnifying Party in connection with any negotiation or defense of any such action or claim by the Indemnifying Party and shall furnish to the Indemnifying Party all information reasonably available to the Indemnifying Party which relates to such action or claim. The Indemnifying Party, if the defending party, shall keep the Indemnified Party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the Indemnifying Party elects to defend any such action or claim, then the Indemnified Party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. If the Indemnifying Party does not assume the defense, the Indemnified Party shall use reasonable efforts to keep the Indemnifying Party apprised at all times as to the status of the defense. Payment of indemnification amounts hereunder shall be made to the Person specified by the Indemnified Party. Anything in this Section 9 to the contrary notwithstanding, no Person shall, without each of the parties' prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on any other party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the other parties, a release from all liability in respect of such claim (it being agreed that if the Indemnified Party rejects a settlement that fully satisfies the requirements hereof, the Indemnifying Party shall not be obligated to indemnify the Indemnified Party in respect of such claim in excess of the amount of such rejected settlement).

               9.3 Limitations on Indemnification Obligations. The indemnification obligations of Shareholders under this Agreement (excluding indemnification obligations for Losses resulting from, relating to or arising out of the breach of the representations and warranties set forth in Section 3.4 or Section 9.1(a)(ii), as to which no minimum or maximum limitations shall apply) shall not apply to any Loss being indemnified thereunder (i) until the aggregate of all Losses of the Indemnified Parties shall exceed $1,650,000, and then only to the extent of such excess or (ii) to the extent the aggregate of all Losses for which the Shareholders have made payment to or for the benefit of Parent, Purchaser or their Affiliates or related Indemnified Parties, exceeds $75,000,000.

               9.4 Survival of Representations and Warranties. All of the representations and warranties of Shareholders, the Company and Purchaser contained in Sections 3 and 4 above shall survive for the periods set forth on Schedule 9.4.

   SECTION 10. REMEDIES.

               10.1 Exclusive Remedies. The provisions of Section 9 of this Agreement set forth the exclusive remedies of the parties for any and all breaches of this Agreement.


   SECTION 11. MISCELLANEOUS.

               11.1 Waivers and Amendments. This Agreement may be amended or modified only by an instrument in writing duly executed by the parties to this Agreement.

               11.2 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given on the date of service if personally served or if mailed, on the third day after it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

                    If to Parent or Purchaser:

                    Bike Corp.
                    142 Doty Street
                    Fond du Lac, Wisconsin 54936
                    Attention:  Douglas E. Barnett

                    With a copy to:

                    Jones, Day, Reavis & Pogue
                    555 West Fifth Street, Suite 4600
                    Los Angeles, California 90013
                    Attention:  Erich Spangenberg

                    If to the Company:

                    Fadal Engineering Company Inc.
                    20701 Plummer Street
                    Chatsworth, California 91311
                    Attention:  David E. de Caussin and
                               Larry F. de Caussin

                    With a copy to:

                    Maron & Sandler
                    844 Moraga Drive
                    Los Angeles, CA  90049
                    Attention:  Stanley Maron

                    Buchalter, Nemer, Fields & Younger
                    601 S. Figueroa Street, Suite 2400
                    Los Angeles, CA  90017-5704
                    Attention:  David S. Kyman

                    If to Shareholders:

                    David E. de Caussin
                    19227 Mayall Street
                    Northridge, CA  91324

                    Larry F. de Caussin
                    22335 N. Summit Ridge
                    Chatsworth, CA  91311

                    With a copy to:

                    Maron & Sandler
                    844 Moraga Drive
                    Los Angeles, CA  90049
                    Attention:  Stanley Maron

                    Buchalter, Nemer, Fields & Younger
                    601 S. Figueroa Street, Suite 2400
                    Los Angeles, CA  90017-5704
                    Attention:  David S. Kyman

               11.3 Fees and Expenses. Each party shall bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated thereby.

               11.4 Successors and Assigns. No party hereto shall assign any rights or delegate any duties hereunder without the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties.

               11.5 Choice of Law. This Agreement shall be governed by and construed and interpreted in accordance with laws of the State of California regardless of the laws that might otherwise govern under principles of conflict of laws applicable thereto.

               11.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

               11.7 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they have related in any way to the subject matter hereof.
   Notwithstanding the foregoing, the Confidentiality Agreement executed on October 31, 1994 shall survive through the Closing.

               11.8 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

               11.9 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

               11.10 Headings and Recitals. The section headings and recitals contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

               11.11 Counterparts. This Agreement may be executed concurrently in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

               11.12 Forum Selection and Consent to Jurisdiction. Any legal action arising out of or relating to this Agreement or the transactions described herein shall only be brought and litigated in the courts of the State of California in Los Angeles County or in the United States District Court for the Central District of California. Each of Parent, Purchaser and Shareholders irrevocably submits to the exclusive jurisdiction of (a) the courts of the State of California in Los Angeles County, and (b) the United States District Court for the Central District of California, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Parent and Purchaser hereby irrevocably designate, appoint and empower CT Corporation System, 818 West Seventh Street, Los Angeles, California 90017, and Shareholders hereby irrevocably designate, appoint and empower Stanley Maron, Maron & Sandler, 844 Moraga Drive, Los Angeles, California 90049, in each case as its true and lawful agent and attorney-in-fact in its name, place and stead to receive and accept on its behalf service of process in any action, suit or proceeding in California with respect to any matters as to which it has submitted to jurisdiction as set forth in the immediately preceding sentence.

               11.13     Certain Definitions.  For purposes of this
   Agreement:

               "Affiliate" shall mean any Person which directly or indirectly controls, is controlled by, or is under common control with such Person.
   A Person shall be deemed to control another Person if such Person owns 10% or more of any class of stock of the "controlled" Person or possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the controlled Person, whether through ownership of stock or partnership interests, by contract, or otherwise.

               "Dollars" shall mean United States Dollars.

               "Best Knowledge of the Company" shall mean (i) the actual knowledge of any of the Persons identified on Schedule 11.13 ("Knowledge Persons"), (ii) information made available to any such Knowledge Persons as a result of making inquiry of Knowledge Persons and the Company's advisors with respect to matters on which they have been specifically engaged in connection with the subject matter and specific content of the representation and warranty and (iii) the information that would have been made available to any such Person had he made such inquiry.

               "Incremental Tax" means the sum of: (i) the increase in federal and California income taxes resulting from the recognized income and gain on all assets of the Company taxed as ordinary income rather than as capital gain for federal income tax purposes resulting from the
   Section 338(h)(10) election, if any; multiplied by the "Gross Up Factor" which is 1 divided by (1 minus the combined marginal income tax rate of the Shareholders for federal and California income taxes taking into account the deduction, if any, the Shareholders would receive against their federal income taxes for California income taxes paid after taking into account all factors, including, but not limited to, the alternative minimum tax and any adjustments in computing the alternative minimum tax);
   (ii) the amount of the income tax payable by the Company to the State of California pursuant to California Revenue and Tax Code Section 23802(b)(1) as a result of the Section 338(h)(10) election taking into account the increased amount paid to the Shareholders pursuant to subsections (i) and
   (iii) hereof and the increase caused by this subsection (ii), and
   (a) assuming no compensation or other tax deductible payments are made with respect to the Purchase Price and the Incremental Tax and, (b) taking into account the federal tax savings of the Shareholders, if any, attributable to the deductibility for federal income tax purposes of such California tax against the income of the Company which flows through to the Shareholders; multiplied by the "Gross Up Factor" as defined above;
   (iii) the increase in California income taxes payable by the Shareholders attributable to the amount determined in subsection (ii) multiplied by the "California Gross Up Factor" which is 1 divided by (1 minus the marginal income tax rate of the Shareholders for California income taxes); and
   (iv) the difference between (A) the total amount of federal and California income tax paid by the Company and/or the Shareholders as a result of the
   Section 338(h)(10) election other than those items already taken into account pursuant to (i), (ii) and (iii) immediately above, and (B) the total amount of federal and California income tax which the Shareholders would have incurred if the Shareholders had sold the Common Stock pursuant to this Agreement for the Purchase Price and no Section 338(h)(10) election had been made; multiplied by the "Gross Up Factor" as defined above.

               "Special Pre-Closing Transactions" shall mean the transactions described in reasonable detail on Schedule 5.1 which Shareholders will cause the Company to effect at or prior to the Closing.

               "Subsidiaries" shall mean any Person of which at least a majority of the outstanding shares or other equity interests having ordinary voting power for the election of directors or comparable managers of such Person, whether or not at the time the shares of any other class or classes or other equity interests of such Person shall have or might have voting power by reason of the happening of any contingency, are at the time owned, directly or indirectly, by the Company, by one or more Subsidiaries, or by the Company and one or more Subsidiaries.

               "Tax" shall mean any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto).

               "Tax Return" shall mean any return, declaration, report, claim for refunds, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax.

                                      * * *

          IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be executed as of the day and year first above written.


                                       BIKE CORP.

                                       By: /s/ Douglas E. Barnett
                                       Name:  Douglas E. Barnett
                                       Title:   President


                                       FADAL ENGINEERING COMPANY INC.


                                       By:     /s/ David E. de Caussin
                                       Name: David E. de Caussin
                                       Title:  President


                                       GIDDINGS & LEWIS, INC.


                                       By:      /s/ Joseph R. Coppola
                                       Name:  Joseph R. Coppola
                                       Title:   Chairman


                                       DAVID AND MYRTLE DE CAUSSIN FAMILY
                                       TRUST - 1988


                                       /s/ David E. de Caussin
                                       David E. de Caussin, Trustee


                                       /s/ Myrtle Rosalie de Caussin
                                       Myrtle Rosalie de Caussin, Trustee


                                       LARRY AND ELSIE DE CAUSSIN FAMILY
                                       TRUST - 1988



                                       /s/ Larry F. de Caussin
                                       Larry F. de Caussin, Trustee


                                       /s/ Elsie Margaret de Caussin
                                       Elsie Margaret de Caussin, Trustee